
September 7, 2016

Gustavo Mariani
Marcos Marcelo Mindlin
Co-Chief Executive Officers
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

> **Re:** **Pampa Energía S.A.**
> **Registration Statement on Form F-4**
> **Filed August 10, 2016**
> **File No. 333-213038**
>
> **Schedule TO/13E-3**
> **Filed August 10, 2016 by Pampa Energía S.A.**
> **File No. 005-89528**

Dear Messrs. Mariani and Mindlin:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to the filing person's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Registration Statement on Form F-4.

General

1. We believe Marcelo Mindlin and Emes Energía Argentina LLC should be included as filers on the Schedule 13E-3. In this regard, we note that Marcelo Mindilin is a shareholder of Emes and Chairman of Pampa and that Emes made a convertible loan to Pampa in connection with this transaction. The three other Pampa directors who are also control persons of Emes (Messrs. Damian Mindilin, Torres, Mariani) should be similarly added as Schedule 13E-3 filers. Please revise to include these parties as filers and to

provide all of the required disclosure as to each or tell us why they should not be included as filing persons.

2. In discussing the reasons for the structure of this Transaction as a whole, we note that only the Cash Offer was mandatory based on your purchase of a controlling interest in Petrobras Argentina. Tell us the reasons for including the Cash Offers as an alternative, and, in particular, the reason for the limit on the total shares of Pampa to be issued in the Transaction pursuant to both the U.S. and Argentine Offers. Did providing the Cash Offers allow you to limit the total number of shares to be issued in the exchange offers? If so, why was the Transaction structured in this manner? See Item 1013 of Regulation M-A.

3. Please disclose the ratio of earnings to fixed charges, or advise. See Item 13 of Schedule 13E-3, Instruction 1 thereto, and corresponding Item 1010(c)(4) of Regulation M-A.

4. You state in several places in your prospectus that the "Offer Consideration to be paid or delivered, as applicable, to holders of PESA Securities amounts to the same consideration, on a per-PESA-Share basis, paid by Pampa to Petrobras International Braspetro B.V. on the closing date of the Transaction." Because the Transaction has closed and this amount is currently known to you, not to mention the fact that your board and PESA's board have rendered opinions as to the fairness or reasonableness of the consideration, it is not clear why you have not disclosed this amount throughout the prospectus, both in terms of the Offer Cash Consideration and the Offer Share Consideration. Please revise to disclose this amount or tell us why you are unable to do so. In doing so, please explain how you arrived at the exchange ratio you will utilize for purposes of the number of Pampa Securities you will issue, including an explanation of the market value of Pampa Securities utilized.

Questions and Answers About the U.S. Offers

Q. Do you think the U.S. Offers are fair to holders of PESA Securities? page 10

5. Please revise here and throughout the filing to conform to the requirements of Item 1014 of Regulation M-A. Item 1014 requires that the bidders state whether they reasonably believe that the Rule 13e-3 transaction as a whole, as defined in Exchange Act Rule 13e-3(a), as opposed to the reference to "U.S. Offer," is fair or unfair to unaffiliated shareholders.

6. We note your disclosure that "[t]he price to be paid by Pampa under the Offer Cash Consideration is within each of the fair price ranges included in the F&G Valuation Report and the Puente Valuation Report." Please tell us how you have made such determination, given the pending post-closing adjustments.

Q. Has the board of directors of Petrobras Argentina made any recommendation regarding the U.S. Offers and/or the Argentine Offer? page 11

7. Please elaborate on the reasons why the PESA Board of Directors issued an unfavorable opinion as to the reasonableness of the Offer Cash Consideration and recommended against the acceptance of the Argentine Offer.

Q. Am I entitled to any appraisal rights? page 11

8. The disclosure here states there are no appraisal rights "in connection with the U.S. Offers." Please revise to clarify that there are no appraisal or similar rights of dissenters in the Argentine Offers either. We may have further comments.

Summary

Purpose of the Offers and Our Plans for Petrobras Argentina, page 26

9. Please clearly indicate whether the securities acquired in the transaction will be retained, retired, held in treasury, or otherwise disposed of, if the Potential Merger is not consummated. Refer to Item 1006(b) of Regulation M-A.

10. While we note the existing disclosure about the possibility of the Potential Merger, please revise to express your current intentions with respect to effectuating a second-step merger after the Offers.

Comparative Per Share Market Data, page 31

11. The disclosure you provide in the second paragraph suggests that the value of the consideration you are offering in the Offer Cash Consideration and the Offer Share Consideration differs. Please explain to us why you state that, for the Offer Share Consideration, you "are offering (A) the Average price of the Pampa Shares during the five trading days prior to the commencement of the Offers…*divided by* (B) the price per PESA Share offered as cash consideration in the Offer …," as this method of calculation seems to differ from your description of the calculation of the Offer Cash Consideration and the Offer Consideration, which you provide elsewhere in your prospectus.

Risk Factors

The Argentine National Commission for the Defense of Competition could decide not to approve the consummation of the Transaction, page 38

12. Explain in further detail the possible consequences to tendering security holders of PESA Shares/ADSs if this regulatory body requires Pampa to "unwind" the Transaction (and

explain what this means in the context of consummated Offers). We may have further comments.

Special Factors

Background of the Offers, page 40

13. Please expand your discussion to clarify how you determined the Offer Cash Consideration and the Offer Share Consideration.

14. Clarify how you define "Purchase Price" in the fifth paragraph.

15. Please include a summary of the projections referenced in this section and in the discussion of the valuation reports. In this regard, we note that Petrobras Argentina's report on Form 6-K furnished on June 13, 2016 does not appear to include the projections provided for the valuation reports. Your summary should include the underlying assumptions and limitations on the projections.

The Offers

Position of Pampa Regarding Fairness of the U.S. Offers, page 44

16. We note references in this section to the valuation reports provided by F&G and Puente. Please note that if you are basing your fairness determination on the analysis and discussion of factors undertaken by others, you must expressly adopt the analysis and discussion as your own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Note, however, that to the extent the filing persons did not adopt another party's discussion and analysis or such discussion and analyses do not address each of the factors listed in Item 1014, such filing person must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why).

17. In the first bullet paragraph in this section, you indicate that the Offer Consideration is dependent, in part, on the price paid by Pampa to Petrobras International Braspetro B.V. on the closing date of the Transaction. And, according to the fourth full paragraph of page 60, it appears that this price is currently subject to two adjustments: one related to the assignment of the Aguarague block and the other related to a post-closing reconciliation. Please tell us when these adjustments will be known and whether you expect to make such adjustments before you commence your offers. Tell us how these adjustments will be effectuated if they are not known before you commence the offer.

18. Please elaborate on the factors considered by Pampa's Audit and Supervisory Committees in approving the fairness and reasonableness of the Offer Cash Consideration. In this regard, we note the second bullet point on page 45.

19. In the first non-bulleted paragraph of page 45, and on page 31, you indicate that the Pampa Board of Directors has the ability to adjust the Offer Share Consideration by reducing or increasing, by ten percent, the price per PESA Share offered as cash consideration in the Offers. Please tell us why this adjustment is only applicable to the Offer Share Consideration, when the percentage adjustment amount will be known and the factors the Pampa Board of Directors will consider in making its determination as to whether an adjustment is necessary.

Valuation Report of F&G, page 46

20. Please revise to quantify any fees paid to F&G and its affiliates relating to any material relationship that existed during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Valuation Report of Deloitte, page 53

21. Please revise to quantify any fees paid to Deloitte and its affiliates relating to any material relationship that existed during the past two years. Also disclose the fee being paid to Deloitte for delivery of the valuation report. Refer to Item 1015(b)(4) of Regulation M-A. This comment also applies to the E&Y valuation report.

Conditions of the U.S. Offer, page 75

22. We note the language in the last paragraph of this section that your failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right…and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time." If an event triggers a listed offer condition, and the offeror determines to proceed with the Offer anyway, it has waived the offer condition. This may require an extension of the Offer period and/or dissemination of additional Offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, you should inform holders of how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the offeror's understanding in your response letter.

Fractional Entitlements and Proration, page 75

23. Elaborate to explain what will happen to those PESA Securities that are impacted by Proration and are not exchanged for Pampa Securities. You state here that those PESA Securities "will not be for exchange;" it is not clear what you mean by this statement. You go on to state that those PESA Securities that are not accepted in the U.S. Exchange Offer "may elect to participate in the U.S. Cash Tender offer or the Argentine Cash Tender Offer;" however, it is not clear how this would be practicable if holders will not know whether proration will be necessary until the Expiration Date of the Offers, at

which time it will be too late to comply with procedures you outline for purposes of tendering in either the U.S. Cash Tender Offer or the Argentine Offer. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act rules and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Chalk, Senior Special Counsel, at (202) 551-3263; Jennifer López, Attorney Adviser, at (202) 551-3792; Charlie Guidry, Staff Attorney, at (202) 551-3621; or me at (202) 551-3720 with any questions regarding our comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Juan Giraldez, Esq.
        Adam J. Brenneman, Esq.
        Cleary, Gottlieb, Steen & Hamilton LLP